EXHIBIT 99.1

Precision Drilling Corporation Announces 2021 Second Quarter Unaudited Financial Results

CALGARY, Alberta, July 22, 2021 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Non-GAAP Measures” later in this news release.

Precision Drilling announces 2021 second quarter financial results:

  Revenue of $201 million was an increase of 6% compared with the second quarter of 2020.
  Net loss of $76 million or $5.71 per share compared with a net loss of $49 million or $3.56 per share in the second quarter of 2020.
  Earnings before income taxes, loss (gain) on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization (Adjusted EBITDA, see “NON-GAAP MEASURES”) of $29 million was 50% lower than the second quarter of 2020. Excluding the impact of $26 million of share-based compensation charges, our second quarter Adjusted EBITDA was $55 million.
  Generated cash and funds provided by operations (see “NON-GAAP MEASURES”) of $42 million and $13 million, respectively.
  Second quarter ending cash balance was $63 million.
  Extended the maturity of the Senior Credit Facility to June 18, 2025.
  Issued US$400 million of 6.875% unsecured senior notes due in 2029 and redeemed in full our 2023 and 2024 unsecured senior notes.
  Second quarter and year to date debt reduction of $23 million and $52 million, respectively.
  Second quarter capital expenditures were $20 million.
  Recognized the Canadian government’s Canada Emergency Wage Subsidy (CEWS) program assistance of $9 million.

Precision’s President and CEO Kevin Neveu stated:

“Precision delivered higher than expected second quarter revenue of $201 million, supported by increased activity and improved pricing resulting from strengthening energy fundamentals and higher oil and natural gas prices. In addition, field margins were better than expected in our contract drilling business with strict cost control, Alpha technology revenues, and the benefit of operating leverage from higher than expected activity. Adjusted EBITDA excluding the $26 million share-based compensation accrual was $55 million, significantly higher than our expectations, and reflective of our focus on cost management and maximizing our operating leverage.”

“Our Canadian operations produced second quarter activity up three-fold from 2020 levels and the strength of the market continues to surprise to the upside. Currently, we are running 52 rigs, well above both our 2019 pre-pandemic levels and in-line with our 2021 first quarter activity peak. We expect to activate several more rigs over the coming weeks, and early in the third quarter, we agreed to a multi-year contract to redeploy an AC Super Triple rig from Colorado to the Montney, enhancing our leadership position in this important Canadian play. In addition to the Montney, we are experiencing increased customer demand for our Super Single rigs in heavy oil applications where our rigs deliver outstanding performance in these industrialized drilling operations. Our Canadian well service business is also experiencing a similar rebound with activity up over five-fold from July of 2020, supported by commodity prices and the Canadian well abandonment program. The outlook for the overall Canadian market over the next 12 months remains exceptionally bright.”

“In the U.S., we are experiencing growing customer demand with second quarter activity up over 30% from the same period last year and up 21% sequentially. Activity is trending in line with our expectations with 42 rigs running today, an increase from 37 at the end of the first quarter. We expect steady U.S. activity growth to continue throughout 2021 and are gaining confidence in accelerated rig additions to start 2022 as customers deploy fresh budget capital for drilling projects to address declining drilled but uncompleted well inventories.”

“Our international drilling operations remain steady with six rigs active in Kuwait and the Kingdom of Saudi Arabia. Bidding activity is trending upwards as the national oil companies plan for the relaxation of OPEC production and export limits in 2022. We continue to see opportunities to activate several of our idle rigs in the region later this year or early next year and are increasingly confident in our likelihood of success.”

“Our recent debt refinancing and revolver extension activities pushed out our debt maturities, reduced our cash interest expenses and sustained our high liquidity level with the success of the transactions reflecting capital markets and bank confidence in Precision. Importantly, the refinancing left approximately $200 million of prepayable debt, the amount we are committed to repay by the end of 2022 to achieve our goal of reducing debt by $800 million over a five-year period. Debt reduction in the quarter was $23 million and year to date we have reduced debt by $52 million. We utilized cash from operations and cash on the balance sheet to offset costs associated with our debt refinancing, including call premiums and transaction costs. We expect robust cash flow in the second half of the year with an improving business and only $22 million of cash interest expense remaining in 2021. With no senior note maturities until 2026 and approximately $500 million of available liquidity, our balance sheet remains in excellent shape to support our business activities.”

“We believe our AlphaAutomation and AlphaApps offerings crossed a tipping point with customer acceptance at the beginning of this year, and now we are finding virtually all new rig activations for our AC Super Triple rigs include our full suite of services. With quarter-over-quarter growth almost doubling our app revenue days, and a 30% increase in paid AlphaAutomation days, we are well on track to deliver on our Alpha technology strategic objective. Our customers are clearly maintaining capital discipline and are utilizing industrial scale, digital technologies and operational efficiency to drive cash flow. With this market backdrop, we expect our Alpha technology offering will continue to be attractive to our customers and increasingly necessary for our customers to achieve their goals.”

“I continue to be encouraged by the progress Precision is making on our ESG initiatives including our recently published Corporate Responsibility Report. The report details our activities and commitments to reduce our environmental footprint and GHG emissions, and improve the diversity, opportunities and experiences for our workforce and the communities where we operate. I am particularly pleased with the formation of our E-Team and S-Team, which are cross-functional teams working across Precision’s business units to develop and implement our strategies and tactics as we continue our ESG journey.”

“I would like to conclude by thanking all the employees of Precision Drilling once again for their hard work and the very good results they delivered for all of Precision’s stakeholders,” concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2021	2020	% Change	2021	2020	% Change
Revenue	201,359	189,759	6.1	437,832	569,243	(23.1)
Adjusted EBITDA(1)	28,944	58,465	(50.5)	83,483	160,369	(47.9)
Operating earnings (loss)(1)	(39,856)	(19,189)	107.7	(55,271)	3,410	(1,720.9)
Net loss	(75,912)	(48,867)	55.3	(112,018)	(54,144)	106.9
Cash provided by operations	42,219	104,478	(59.6)	57,641	179,431	(67.9)
Funds provided by operations(1)	12,607	26,639	(52.7)	56,037	107,956	(48.1)
Capital spending:
Expansion and upgrade	6,446	12,111	(46.8)	9,883	13,764	(28.2)
Maintenance and infrastructure	13,809	11,816	16.9	18,808	21,648	(13.1)
Intangibles	-	-	n.m.	-	57	(100.0)
Proceeds on sale	(2,590)	(5,021)	(48.4)	(5,914)	(10,711)	(44.8)
Net capital spending	17,665	18,906	(6.6)	22,777	24,758	(8.0)
Net loss per share:
Basic	(5.71)	(3.56)	60.3	(8.41)	(3.94)	113.5
Diluted	(5.71)	(3.56)	60.3	(8.41)	(3.94)	113.5

(1)    See “NON-GAAP MEASURES.”
n.m. Not meaningful

Operating Highlights

	For the three months ended June 30,			For the six months ended June 30,
	2021	2020	% Change	2021	2020	% Change
Contract drilling rig fleet	227	227	-	227	227	-
Drilling rig utilization days:
U.S.	3,579	2,743	30.5	6,530	7,727	(15.5)
Canada	2,497	834	199.4	6,315	6,603	(4.4)
International	546	687	(20.5)	1,086	1,415	(23.3)
Revenue per utilization day:
U.S.(1) (US$)	20,497	29,370	(30.2)	21,236	25,828	(17.8)
Canada (Cdn$)	20,634	22,940	(10.1)	20,935	21,633	(3.2)
International (US$)	54,269	54,779	(0.9)	53,512	54,529	(1.9)
Operating cost per utilization day:
U.S. (US$)	13,745	14,172	(3.0)	14,360	14,406	(0.3)
Canada (Cdn$)	13,510	13,898	(2.8)	13,216	14,196	(6.9)

Service rig fleet	123	123	-	123	123	-
Service rig operating hours	26,630	4,702	466.4	61,533	39,067	57.5

(1)    Includes revenue from idle but contracted rig days.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	June 30, 2021	December 31, 2020
Working capital(1)	115,507	175,423
Cash	63,437	108,772
Long-term debt	1,145,317	1,236,210
Total long-term financial liabilities	1,217,662	1,304,162
Total assets	2,696,309	2,898,878
Long-term debt to long-term debt plus equity ratio	0.47	0.47

(1)    See “NON-GAAP MEASURES.”

Summary for the three months ended June 30, 2021:

  Revenue for the second quarter was $201 million, 6% higher than in 2020 and was the result of increased drilling and service activity, partially offset by lower drilling day rates. Drilling rig utilization days increased by 30% in the U.S. and 199% in Canada as compared with the second quarter of 2020. Our international drilling activity decreased 21% from 2020 due to the expiration of drilling contracts.
  Adjusted EBITDA (see “NON-GAAP MEASURES”) for the quarter was $29 million, $30 million lower than 2020. Our Adjusted EBITDA as a percentage of revenue was 14% this quarter, compared with 31% in the comparative quarter. Our current quarter Adjusted EBITDA was negatively impacted by higher share-based compensation charges due to our increased share price and lower average day rates, partially offset by improved activity. Excluding the impact of $26 million of share-based compensation charges, our Adjusted EBITDA was $55 million in the second quarter of 2021. See additional discussion on share-based compensation under “Other Items” later in this release.
  Operating loss (see “NON-GAAP MEASURES”) for the quarter was $40 million compared with $19 million in 2020.
  General and administrative expenses this quarter were $31 million, $13 million higher than in 2020 due to our increased share-based compensation charges and lower CEWS program assistance. Excluding share-based compensation and CEWS program assistance, our general and administrative expenses decreased by 12% as compared with the second quarter of 2020.
  In the second quarter of 2020, we incurred restructuring charges of $6 million, comprised of severance, as we aligned our cost structure to reflect reduced global activity, and certain costs associated with the shutdown of our U.S. directional drilling operations. No restructuring charges were incurred in 2021.
  Net finance charges for the quarter were $28 million, consistent with 2020. As compared with 2020, our second quarter interest charges on our long-term debt decreased by $6 million but was offset by higher debt issue costs as we accelerated the amortization of issue costs on our fully redeemed unsecured senior notes.
  In the U.S., revenue per utilization day in the second quarter of 2021 decreased to US$20,497 compared with US$29,370 in 2020. The decrease was primarily the result of lower revenue from idle but contracted rigs and lower fleet average day rates, partially offset by higher Alpha revenue. Our second quarter revenue from turnkey projects and idle but contracted rigs of US$3 million and nil, respectively, compared with US$3 million and US$16 million in 2020. Our second quarter operating costs on a per day basis decreased to US$13,745, compared with US$14,172 in 2020, and was mainly due to lower rig operating costs and lower fixed costs, partially offset by higher rig repairs and rig activations. We activated six rigs in the quarter as compared with nil in 2020. On a sequential basis, revenue per utilization day, excluding revenue from turnkey drilling and idle but contracted rigs, decreased by US$872 primarily due to lower fleet average day rates, while operating costs per day decreased by US$1,360 due to lower turnkey activity and the impact of fixed operating costs being spread over higher activity days.
  In Canada, average revenue per utilization day for contract drilling rigs for the quarter was $20,634 compared with $22,940 in 2020. The lower average revenue per utilization day in 2021 was primarily due to our rig mix. Average operating costs per utilization day in Canada for the quarter decreased to $13,510 compared with $13,898 in 2020. The decrease was mainly due to fixed costs being spread over higher activity days and lower repairs and maintenance.
  During the quarter, we recognized CEWS program assistance of $9 million, consistent with 2020. CEWS program assistance was presented as offsets to operating and general and administrative costs of $8 million and $1 million, respectively, as compared with $6 million and $3 million in 2020.
  We realized second quarter revenue from international contract drilling of US$30 million of 2021, as compared with US$38 million in 2020. The lower revenue in 2021 was primarily due to lower activity. Average revenue per utilization day for the quarter was US$54,269, consistent with 2020.
  Cash and funds provided by operations (see “NON-GAAP MEASURES”) in the second quarter of 2021 were $42 million and $13 million, respectively, compared with $104 million and $27 million in 2020.
  Capital expenditures were $20 million, $4 million lower than the second quarter of 2020. Capital spending included $6 million for expansion and upgrade capital and $14 million for the maintenance of existing assets, infrastructure spending and intangibles.
  During the second quarter of 2021, we reduced long-term debt by $23 million.

Summary for the six months ended June 30, 2021:

  Revenue for the first six months of 2021 was $438 million, a decrease of 23% from 2020.
  Operating loss (see “NON-GAAP MEASURES”) was $55 million, compared with operating earnings of $3 million in 2020. Operating results this year were negatively impacted by lower drilling activity and average day rates.
  General and administrative costs were $53 million, an increase of $15 million from 2020. The increase was the result of higher share-based compensation charges. Excluding share-based compensation and CEWS program assistance, our general and administrative costs for the first half of 2021 decreased 27% as compared with 2020.
  In the first half of 2020, we incurred restructuring charges of $16 million, comprised of severance and shutdown costs for our U.S. directional drilling operations. No restructuring charges were incurred in 2021.
  Net finance charges were $50 million, a decrease of $6 million from 2020 primarily due to a reduction in interest expense related to retired debt, partially offset by higher amortized debt issue costs.
  Cash provided by operations was $58 million in 2021 as compared with $179 million in 2020. Funds provided by operations (see “NON-GAAP MEASURES”) in the first half of 2021 were $56 million, a decrease of $52 million from the prior year comparative period of $108 million.
  Capital expenditures were $29 million for the first half of 2021, a decrease of $7 million for the same period in 2020. Capital spending for the first half of 2021 included $10 million for expansion and upgrade capital and $19 million for the maintenance of existing assets, infrastructure spending and intangibles.
  During the first half of 2021, we reduced long-term debt by $52 million and repurchased and cancelled 155,168 common shares for $4 million pursuant to our Normal Course Issuer Bid.

STRATEGY

Precision’s strategic priorities for 2021 are as follows:

  Grow revenue and market share through our digital leadership position – Precision exited the second quarter with 44 AC Super Triple Alpha-rigs equipped with our AlphaAutomation platform and 16 commercialized AlphaApps. Our second quarter paid AlphaApp days increased 89% compared with the first quarter of 2021, with the increase largely driven by operational performance, additional revenue generating days and further uptake of customers fully utilizing our suite of Alpha technologies. During the quarter, Precision added two new AlphaAutomation customers and increased paid AlphaAutomation days, AlphaApp days and AlphaAnalytics days quarter-over-quarter by 30%, 89% and 71%, respectively.
  Demonstrate operational leverage to generate free cash flow and reduce debt – In the second quarter of 2021, Precision generated $42 million of cash provided by operations (see “NON-GAAP MEASURES”) and $3 million of cash proceeds from the divestiture of non-core assets. We issued US$400 million of 6.875% unsecured senior notes due 2029, redeemed in full our 2023 and 2024 unsecured senior notes and extended the maturity of our Senior Credit Facility. Through these transactions, we extended our debt maturities, reduced our average cost of borrowing and increased the amount of prepayable debt under our Senior Credit Facility. As of June 30, 2021, we have reduced debt levels by $52 million, leaving $48 million of further debt reduction to achieve the low end of our 2021 debt reduction target of $100-$125 million. Precision exited the quarter with a cash balance of $63 million, US$167 million drawn on our US$500 million Senior Credit Facility and available liquidity of approximately $500 million.
  Deliver leading ESG (environmental, social and governance) performance to strengthen customer and stakeholder positioning – On July 15, 2021, we released our second annual Corporate Responsibility Report that highlights our progress in ESG efforts and outlines our ESG strategies, focus areas and performance. Furthermore, we announced the launch of our EverGreen suite of environmental solutions, bolstering our commitment to reduce the environmental impact of oilfield operations. Our EverGreen suite of environmental solutions is comprised of our EverGreen Monitoring, EverGreen Energy, and EverGreen Fuel Cell initiatives. We remain committed to partnering with suppliers, customers, industry groups and government agencies to innovate and implement green drilling technologies. This collaborative approach, along with our position as a drilling technology leader, will continue to result in more eco-friendly drilling solutions, returns on investment and improved social perception for Precision’s customers. For additional information on our ESG initiatives and our Corporate Responsibility Report, please see our website.

OUTLOOK

The oilfield services industry outlook and customer sentiment both continue to improve as global COVID-19 vaccination rates increase, economies reopen and commodity prices strengthen. Improved fundamentals from recovering global oil demand have resulted in higher commodity prices and increased activity levels. We anticipate our customers will remain focused on capital discipline and maximize operational efficiencies. We expect these industry dynamics to accelerate the industry’s transition toward service providers with the highest performing assets and competitive digital technology offerings. Pursuit of predictable and repeatable results will further drive field application of drilling automation processes to create additional cost efficiencies and performance value for customers.

Contracts

Year to date in 2021 we have entered into 20 term contracts. The following chart outlines the average number of drilling rigs under contract by quarter as of July 21, 2021. For those quarters ending after June 30, 2021, this chart represents the minimum number of long-term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional contracts.

	Average for the quarter ended 2020				Average for the quarter ended 2021
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of July 21, 2021:
U.S.	41	32	26	24	21	24	20	17
Canada	5	4	3	4	6	6	7	7
International	8	8	6	6	6	6	6	6
Total	54	44	35	34	33	36	33	30

The following chart outlines the average number of drilling rigs that we had under contract for 2020 and the average number of rigs we have under contract as of July 21, 2021.

	Average for the year ended
	2020	2021
Average rigs under term contract as of July 21, 2021:
U.S.	31	21
Canada	4	7
International	7	6
Total	42	34

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2020				Average for the quarter ended 2021
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30
Average Precision active rig count:
U.S.	55	30	21	26	33	39
Canada	63	9	18	28	42	27
International	8	8	6	6	6	6
Total	126	47	45	60	81	72

According to industry sources, as of July 21, 2021, the U.S. active land drilling rig count has increased 93% from the same point last year while the Canadian active land drilling rig count increased by 369%. To date in 2021, approximately 82% of the U.S. industry’s active rigs and 53% of the Canadian industry’s active rigs were drilling for oil targets, compared with 82% for the U.S. and 58% for Canada at the same time last year.

Capital Spending

Capital spending in 2021 is expected to be $63 million and includes $41 million for sustaining, infrastructure and intangibles and $22 million for expansion and upgrades. We expect that the $63 million will be split $59 million in the Contract Drilling Services segment, $3 million in the Completion and Production Services segment and $1 million to the Corporate segment. At June 30, 2021, Precision had capital commitments of $127 million with payments expected through 2023.

SEGMENTED FINANCIAL RESULTS

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2021	2020	% Change	2021	2020	% Change
Revenue:
Contract Drilling Services	181,256	184,738	(1.9)	386,075	531,287	(27.3)
Completion and Production Services	20,667	5,525	274.1	53,211	39,188	35.8
Inter-segment eliminations	(564)	(504)	11.9	(1,454)	(1,232)	18.0
	201,359	189,759	6.1	437,832	569,243	(23.1)
Adjusted EBITDA:(1)
Contract Drilling Services	47,703	74,613	(36.1)	107,734	185,346	(41.9)
Completion and Production Services	4,252	(1,220)	(448.5)	12,054	2,015	498.2
Corporate and Other	(23,011)	(14,928)	54.1	(36,305)	(26,992)	34.5
	28,944	58,465	(50.5)	83,483	160,369	(47.9)

(1)    See “NON-GAAP MEASURES.”

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2021	2020	% Change	2021	2020	% Change
Revenue	181,256	184,738	(1.9)	386,075	531,287	(27.3)
Expenses:
Operating	126,394	101,498	24.5	264,515	323,827	(18.3)
General and administrative	7,159	6,083	17.7	13,826	14,853	(6.9)
Restructuring	-	2,544	(100.0)	-	7,261	(100.0)
Adjusted EBITDA(1)	47,703	74,613	(36.1)	107,734	185,346	(41.9)
Depreciation	63,101	74,062	(14.8)	128,333	149,786	(14.3)
Gain on asset disposals	(595)	(3,091)	(80.8)	(2,320)	(5,933)	(60.9)
Operating earnings (loss)(1)	(14,803)	3,642	(506.5)	(18,279)	41,493	(144.1)
Operating earnings (loss)(1) as a percentage of revenue	(8.2)%	2.0%		(4.7)%	7.8%

 (1)    See “NON-GAAP MEASURES.”

United States onshore drilling statistics:(1)	2021		2020
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	33	378	55	764
June 30	39	437	30	378
Year to date average	36	408	42	571

(1)    United States lower 48 operations only.
(2)    Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2021		2020
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	42	145	63	196
June 30	27	72	9	25
Year to date average	35	109	36	110

(1)    Canadian operations only.
(2)    Baker Hughes rig counts.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2021	2020	% Change	2021	2020
Revenue	20,667	5,525	274.1	53,211	39,188	35.8
Expenses:
Operating	15,125	5,558	172.1	38,515	32,184	19.7
General and administrative	1,290	915	41.0	2,642	2,394	10.4
Restructuring	-	272	(100.0)	-	2,595	(100.0)
Adjusted EBITDA(1)	4,252	(1,220)	(448.5)	12,054	2,015	498.2
Depreciation	3,854	4,119	(6.4)	7,855	8,402	(6.5)
Gain on asset disposals	(213)	(262)	(18.7)	(456)	(1,001)	(54.4)
Operating earnings (loss)(1)	611	(5,077)	(112.0)	4,655	(5,386)	(186.4)
Operating earnings (loss)(1) as a percentage of revenue	3.0%	(91.9)%		8.7%	(13.7)%
Well servicing statistics:
Number of service rigs (end of period)	123	123	-	123	123	-
Service rig operating hours	26,630	4,702	466.4	61,533	39,067	57.5
Service rig operating hour utilization	24%	4%		56%	35%

(1)    See “NON-GAAP MEASURES.”

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA (see “NON-GAAP MEASURES”) of $23 million as compared with $15 million in the second quarter of 2020. Our Adjusted EBITDA was negatively impacted by higher share-based compensation costs as a result of our increased share price and lower CEWS program assistance. During the quarter, CEWS program assistance offset general and administrative costs by $1 million as compared with $2 million in 2020.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2020 Annual Report.

A summary of amounts expensed under these plans during the reporting periods are as follows:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2021	2020	2021	2020
Cash settled share-based incentive plans	24,830	5,372	34,698	(1,021)
Equity settled share-based incentive plans:
Executive PSU	1,398	2,959	2,171	5,694
Stock option plan	34	168	165	554
Total share-based incentive compensation plan expense (recovery)	26,262	8,499	37,034	5,227

Allocated:
Operating	5,901	1,987	8,165	1,014
General and Administrative	20,361	6,512	28,869	4,213
	26,262	8,499	37,034	5,227

Cash settled share-based compensation expense increased by $19 million in the current quarter primarily due to our increasing share price and the reclassification of Executive PSUs as a cash settled share-based incentive plan. Our equity settled share-based compensation expense for the second quarter of 2021 decreased by $2 million as fewer Executive PSUs were outstanding as compared with 2020.

Finance Charges

Net finance charges were $28 million, consistent with the second quarter of 2020. Interest charges on our U.S. denominated long-term debt in the second quarter of 2021 were US$16 million ($19 million) as compared with US$19 million ($26 million) in 2020. We recognized $7 million of debt issue costs as compared with $1 million in 2020. The increased debt issue cost was primarily related to the accelerated amortization of issue costs associated with the fully redeemed unsecured senior notes in the second quarter of 2021.

Income Tax

Income tax recovery for the quarter was $1 million as compared with an income tax expense of $4 million in 2020. During the second quarter of 2021 and 2020, we did not recognize deferred tax assets on certain Canadian and international operating losses.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Amount	Availability	Used for	Maturity
Senior credit facility (secured)
US$500 million[1] (extendible, revolving term credit facility with US$300 million accordion feature)	US$167 million drawn and US$31 million in outstanding letters of credit	General corporate purposes	June 18, 2025[1]
Real estate credit facilities (secured)
US$10 million	Fully drawn	General corporate purposes	November 19, 2025
$20 million	Fully drawn	General corporate purposes	March 16, 2026
Operating facilities (secured)
$40 million	Undrawn, except $7 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$3 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$348 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029

(1)   US$53 million expires on November 21, 2023.

At June 30, 2021, we had $1,166 million outstanding under our Senior Credit Facility, Real Estate Credit Facilities and unsecured senior notes as compared with $1,250 million at December 31, 2020.

On June 15, 2021, we issued US$400 million of 6.875% unsecured senior notes due in 2029 in a private offering. These unsecured senior notes were issued at a price equal to 99.253% of the face value.

The net proceeds from the issuance, along with amounts drawn on our Senior Credit Facility, were used to redeem in full US$286 million aggregate principal amount of the 7.750% unsecured senior notes due 2023 and redeem in full US$263 million aggregate principal amount of the 5.250% unsecured senior notes due 2024 for US$557 million, plus accrued and unpaid interest, resulting in a loss on redemption of US$8 million.

The current blended cash interest cost of our debt is approximately 6.2%.

Senior Credit Facility

The Senior Credit Facility requires we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (see “NON-GAAP MEASURES”) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

On June 18, 2021, we agreed with the lenders of our Senior Credit Facility to extend the facility’s maturity date and extend and amend certain financial covenants during the Covenant Relief Period. The maturity date of the Senior Credit Facility was extended to June 18, 2025; however, US$53 million of the US$500 million will expire on November 21, 2023.

The lenders agreed to extend the Covenant Relief Period to September 30, 2022 and amend the consolidated Covenant EBITDA to consolidated interest coverage ratio for the most recent four consecutive quarters to be greater than or equal to 1.75:1 for the periods ending June 30, 2021 and September 30, 2021, 2.0:1, for the periods ending December 31, 2021 and March 31, 2022, 2.25:1 for the periods ending June 30, 2022 and September 30, 2022 and 2.5:1 for periods ending thereafter.

During the Covenant Relief Period, our distributions in the form of dividends, distributions and share repurchases are restricted to a maximum of US$25 million in each of 2021 and 2022, subject to a pro forma senior net leverage ratio (as defined in the credit agreement) of less than or equal to 1.75:1.

During 2021, the North American and acceptable secured foreign assets must directly account for at least 65% of consolidated Covenant EBITDA calculated quarterly on a rolling twelve-month basis, increasing to 70% thereafter. We also have the option to voluntarily terminate the Covenant Relief Period prior September 30, 2022.

Unsecured Senior Notes

The unsecured senior notes contain a restricted payment covenant that limits our ability to make payments in the nature of dividends, distributions and for share repurchases from shareholders. This restricted payment basket grows from a starting point of October 1, 2017 for the 2026 unsecured senior notes and from July 1, 2021 for the 2029 unsecured senior notes by, among other things, 50% of consolidated cumulative net earnings and decreases by 100% of consolidated cumulative net losses, as defined in the senior note agreements, and payments made to shareholders. The governing net restricted payments basket is currently negative, limiting our ability to declare and make dividend payments until such time as the restricted payments baskets become positive.

For further information, please see the unsecured senior note indentures which are available on SEDAR and EDGAR.

Covenants

Following is a listing of applicable financial covenants and their calculations for our Senior Credit Facility and Real Estate Credit Facilities:

	Covenant	At June 30, 2021
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	1.30
Consolidated covenant EBITDA to consolidated interest expense	> 1.75	1.94
Real Estate Credit Facilities
Consolidated covenant EBITDA to consolidated interest expense	> 1.75	1.94

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

At June 30, 2021, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facilities.

Average shares outstanding

The following table reconciles the weighted average shares outstanding used in computing basic and diluted net loss per share:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands)	2021	2020	2021	2020
Weighted average shares outstanding – basic	13,304	13,712	13,327	13,741
Effect of stock options and other equity compensation plans	—	—	—	—
Weighted average shares outstanding – diluted	13,304	13,712	13,327	13,741

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2020		2021
Quarters ended	September 30	December 31	March 31	June 30
Revenue	164,822	201,688	236,473	201,359
Adjusted EBITDA(1)	47,771	55,263	54,539	28,944
Net loss	(28,476)	(37,518)	(36,106)	(75,912)
Net loss per basic and diluted share	(2.08)	(2.74)	(2.70)	(5.71)
Funds provided by operations(1)	27,489	35,282	43,430	12,607
Cash provided by operations	41,950	4,737	15,422	42,219

(Stated in thousands of Canadian dollars, except per share amounts)	2019		2020
Quarters ended	September 30	December 31	March 31	June 30
Revenue	375,552	372,301	379,484	189,759
Adjusted EBITDA(1)	97,895	105,006	101,904	58,465
Net loss	(3,534)	(1,061)	(5,277)	(48,867)
Net loss per basic and diluted share	(0.23)	(0.08)	(0.38)	(3.56)
Funds provided by operations(1)	79,930	75,779	81,317	26,639
Cash provided by operations	66,556	74,981	74,953	104,478

(1)   See “NON-GAAP MEASURES.”

NON-GAAP MEASURES

In this release we reference non-GAAP (Generally Accepted Accounting Principles) measures. Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital are terms used by us to assess performance as we believe they provide useful supplemental information to investors. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies.

Adjusted EBITDA

We believe that Adjusted EBITDA (earnings before income taxes, loss (gain) on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on assets disposals and depreciation and amortization), as reported in the Interim Consolidated Statement of Net Loss, is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Covenant EBITDA

Covenant EBITDA, as defined in our Senior Credit Facility agreement, is used in determining the Corporation’s compliance with its covenants. Covenant EBITDA differs from Adjusted EBITDA by the exclusion of bad debt expense, restructuring costs, certain foreign exchange amounts and the deduction of cash lease payments incurred after December 31, 2018.

Operating Earnings (Loss)

We believe that operating earnings (loss) is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation. Operating earnings is calculated as follows:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2021	2020	2021	2020
Revenue	201,359	189,759	437,832	569,243
Expenses:
Operating	140,955	106,552	301,576	354,779
General and administrative	31,460	18,449	52,773	37,984
Restructuring	—	6,293	—	16,111
Depreciation and amortization	69,704	81,124	141,717	164,038
Gain on asset disposals	(904)	(3,470)	(2,963)	(7,079)
Operating earnings (loss)	(39,856)	(19,189)	(55,271)	3,410
Foreign exchange	(296)	(928)	(360)	1,763
Finance charges	27,698	28,083	50,144	55,663
Loss (gain) on repurchase of unsecured notes	9,520	(1,121)	9,520	(1,971)
Loss before income taxes	(76,778)	(45,223)	(114,575)	(52,045)

Funds Provided By (Used In) Operations

We believe that funds provided by (used in) operations, as reported in the Interim Consolidated Statements of Cash Flow, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

Working Capital

We define working capital as current assets less current liabilities as reported on the Interim Consolidated Statement of Financial Position.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2021;
  our capital expenditure plans for 2021;
  anticipated activity levels in 2021;
  anticipated demand for our drilling rigs;
  the average number of term contracts in place for 2021;
  anticipated cash savings and liquidity;
  customer adoption of Alpha technologies;
  potential commercial opportunities and rig contract renewals; and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the success of our response to the COVID-19 global pandemic;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, directional drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  the success of vaccinations for COVID-19 worldwide;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2020, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this report are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash	$63,437	$108,772
Accounts receivable	207,743	207,209
Inventory	24,761	26,282
Total current assets	295,941	342,263
Non-current assets:
Deferred tax assets	1,098	1,098
Right-of-use assets	51,869	55,168
Property, plant and equipment	2,321,160	2,472,683
Intangibles	26,241	27,666
Total non-current assets	2,400,368	2,556,615
Total assets	$2,696,309	$2,898,878

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$166,300	$150,957
Income taxes payable	885	3,702
Current portion of lease obligations	11,043	11,285
Current portion of long-term debt	2,206	896
Total current liabilities	180,434	166,840

Non-current liabilities:
Share-based compensation	19,605	11,507
Provisions and other	6,787	7,563
Lease obligations	45,953	48,882
Long-term debt	1,145,317	1,236,210
Deferred tax liabilities	16,557	21,236
Total non-current liabilities	1,234,219	1,325,398
Shareholders’ equity:
Shareholders’ capital	2,281,444	2,285,738
Contributed surplus	75,250	72,915
Deficit	(1,201,612)	(1,089,594)
Accumulated other comprehensive income	126,574	137,581
Total shareholders’ equity	1,281,656	1,406,640
Total liabilities and shareholders’ equity	$2,696,309	$2,898,878

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET LOSS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2021	2020	2021	2020

Revenue	$201,359	$189,759	$437,832	$569,243
Expenses:
Operating	140,955	106,552	301,576	354,779
General and administrative	31,460	18,449	52,773	37,984
Restructuring	—	6,293	—	16,111
Earnings before income taxes, loss (gain) on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	28,944	58,465	83,483	160,369
Depreciation and amortization	69,704	81,124	141,717	164,038
Gain on asset disposals	(904)	(3,470)	(2,963)	(7,079)
Foreign exchange	(296)	(928)	(360)	1,763
Finance charges	27,698	28,083	50,144	55,663
Loss (gain) on repurchase of unsecured senior notes	9,520	(1,121)	9,520	(1,971)
Loss before income taxes	(76,778)	(45,223)	(114,575)	(52,045)
Income taxes:
Current	788	2,116	1,572	3,175
Deferred	(1,654)	1,528	(4,129)	(1,076)
	(866)	3,644	(2,557)	2,099
Net loss	$(75,912)	$(48,867)	$(112,018)	$(54,144)
Net loss per share:
Basic	$(5.71)	$(3.56)	$(8.41)	$(3.94)
Diluted	$(5.71)	$(3.56)	$(8.41)	$(3.94)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2021	2020	2021	2020
Net loss	$(75,912)	$(48,867)	$(112,018)	$(54,144)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(21,548)	(71,311)	(42,546)	85,697
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	15,630	53,920	31,539	(64,236)
Tax expense related to net investment hedge of long-term debt	(285)	—	—	—
Comprehensive loss	$(82,115)	$(66,258)	$(123,025)	$(32,683)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2021	2020	2021	2020
Cash provided by (used in):
Operations:
Net loss	$(75,912)	$(48,867)	$(112,018)	$(54,144)
Adjustments for:
Long-term compensation plans	13,653	6,324	20,801	5,621
Depreciation and amortization	69,704	81,124	141,717	164,038
Gain on asset disposals	(904)	(3,470)	(2,963)	(7,079)
Foreign exchange	464	(1,718)	1,022	1,154
Finance charges	27,698	28,083	50,144	55,663
Income taxes	(866)	3,644	(2,557)	2,099
Other	(567)	(823)	(564)	(763)
Loss (gain) on repurchase of unsecured senior notes	9,520	(1,121)	9,520	(1,971)
Income taxes paid	(3,905)	(3,128)	(4,066)	(3,948)
Income taxes recovered	3	—	3	—
Interest paid	(26,412)	(33,548)	(45,178)	(53,043)
Interest received	131	139	176	329
Funds provided by operations	12,607	26,639	56,037	107,956
Changes in non-cash working capital balances	29,612	77,839	1,604	71,475
	42,219	104,478	57,641	179,431
Investments:
Purchase of property, plant and equipment	(20,255)	(23,927)	(28,691)	(35,412)
Purchase of intangibles	—	—	—	(57)
Proceeds on sale of property, plant and equipment	2,590	5,021	5,914	10,711
Changes in non-cash working capital balances	7,515	(1,880)	2,713	(5,406)
	(10,150)	(20,786)	(20,064)	(30,164)
Financing:
Issuance of long-term debt	676,341	5,030	696,341	5,030
Repayments of long-term debt	(712,034)	(4,911)	(761,459)	(45,465)
Repurchase of share capital	—	(15)	(4,294)	(5,259)
Debt issuance costs	(9,550)	—	(9,794)	—
Debt amendment fees	(910)	(647)	(910)	(668)
Lease payments	(1,709)	(1,897)	(3,330)	(3,625)
Changes in non-cash working capital balances	1,829	—	1,829	—
	(46,033)	(2,440)	(81,617)	(49,987)
Effect of exchange rate changes on cash	(430)	(3,129)	(1,295)	1,144
Increase (decrease) in cash	(14,394)	78,123	(45,335)	100,424
Cash, beginning of period	77,831	97,002	108,772	74,701
Cash, end of period	$63,437	$175,125	$63,437	$175,125

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2021	$2,285,738	$72,915	$137,581	$(1,089,594)	$1,406,640
Net loss for the period	—	—	—	(112,018)	(112,018)
Other comprehensive loss for the period	—	—	(11,007)	—	(11,007)
Share repurchases	(4,294)	—	—	—	(4,294)
Share-based compensation reclassification	—	(1,958)	—	—	(1,958)
Share-based compensation expense	—	4,293	—	—	4,293
Balance at June 30, 2021	$2,281,444	$75,250	$126,574	$(1,201,612)	$1,281,656

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2020	$2,296,378	$66,255	$134,255	$(969,456)	$1,527,432
Net loss for the period	—	—	—	(54,144)	(54,144)
Other comprehensive income for the period	—	—	21,461	—	21,461
Share repurchases	(5,259)	—	—	—	(5,259)
Redemption of non-management director DSUs	677	(502)	—	—	175
Share-based compensation reclassification	—	(1,498)	—	—	(1,498)
Share-based compensation expense	—	6,248	—	—	6,248
Balance at June 30, 2020	$2,291,796	$70,503	$155,716	$(1,023,600)	$1,494,415

SECOND QUARTER 2021 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, July 22, 2021.

The conference call dial in numbers are 1-844-515-9176 or 614-999-9312.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Relations”, then “Webcasts & Presentations.” Shortly after the live webcast, an archived version will be available for approximately 60 days.

An archived version of the webcast will be available for approximately 60 days. An archived recording of the conference call will be available approximately one hour after the completion of the call until July 26, 2021 by dialing 855-859-2056 or 404-537-3406, passcode 4636469.

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment and directional drilling services all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

For further information, please contact:

Carey Ford, Senior Vice President and Chief Financial Officer
713.435.6100

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com